Exhibit 99.77(o)

ITEM 77O - Transactions effected pursuant to Rule 10f-3

Fund Name	Security Name	Date of Purchase	Broker/Dealer Purchased From	Affiliated/Principal Underwriter of Syndicate

VY® JPMorgan Mid Cap Value Portfolio	Treehouse Foods, Inc. (THS) Secondary	1/21/16	BofA Merrill Lynch	JPMorgan Securities
VY® JPMorgan Mid Cap Value Portfolio	EQT Corp.	5/3/16	Credit Suisse Securities (USA) LLC.	JPMorgan Securities
VY® American Century Small-Mid Cap Value Portfolio	EQT Corp.	5/3/16	Credit Suisse Securities (USA) LLC.	CIBC World Markets Corp.
VY® American Century Small-Mid Cap Value Portfolio	Consolidated Edison Inc.	5/11/16	Barclays Capital Inc.	CIBC World Markets Corp.
VY® American Century Small-Mid Cap Value Portfolio	Parsley Energy Inc.	5/24/16	Credit Suisse Securities (USA) LLC.	Nomura Securities International, Inc.